

April 2, 2015

Michael W. Malone
Vice President – Finance and
Chief Financial Officer
Polaris Industries Inc.
2100 Highway 55
Medina, MN 55340

      Re: Polaris Industries Inc.
             Form 10-K for Fiscal Year Ended December 31, 2013
             Filed February 21, 2014
             File No. 001-11411

Dear Mr. Malone:

We have reviewed your February 23, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements, page 48

Note 12. Segment Reporting, page 65

1. We note that the VP-ORV and ORV Engineering and another VP are compensated, in part, based on their respective segment's operating profit, inclusive of wholegoods and PG&A. Please tell us the manner in which those two VPs influence portions of the operations of PG&A, such that they are held responsible for them. We note, in contrast, your statement that certain operating expenses are not allocated to the four operating segments because the operating segment management has no direct control or responsibility for these costs.

2. Please describe the process by which your budgets are developed, including the information prepared at each level of the process and the parties involved. In particular, please tell us the manner in which the VPs of the four operating segments are involved in the development of PG&A's budgets.

3. Please describe the interactions of the four segment managers with the CODM, including: (1) how frequently they meet, (2) the nature of their discussions, particularly when actual performance exceeds or falls short of budgets, and (3) the nature of decisions made independently by the four segment managers versus the nature of the decisions discussed with the CODM. Separately, please describe the interactions between the VP-PG&A and the CODM in these respects and compare and contrast their interaction with those of the four segment managers and the CODM.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 if you have any questions.

Sincerely,

/s/ Melissa Raminpour for

Lyn Shenk
Branch Chief